

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 1, 2020

David King
Chief Executive Officer
Water Now, Inc.
5000 South Freeway, Suite 110
Fort Worth, TX 76115

> **Re: Water Now, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 18, 2020**
> **File No. 000-55825**

Dear Mr. King:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                 Sincerely,

                                 Division of Corporation Finance
                                 Office of Technology

cc: George L. Diamond, Esq.